4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

Medicure Receives Ninth Patent Approval for
Treatment of Cardiovascular Diseases

WINNIPEG, Manitoba – (February 27, 2004). Medicure Inc. (TSX:MPH; Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce the issuance of the Company’s ninth new patent by the US Patent and Trademark Office. The issued patent, number 6,667,315, covers composition of matter claims and compound claims in a series of novel drugs for the treatment of cardiovascular and related diseases.

This new U.S, patent, entitled Cardioprotective Phosphonates and Malonates, relates to novel molecules for the treatment of various cardiovascular diseases, such as hypertension, congestive heart failure and a variety of conditions arising from thrombotic and prothrombotic states, such as deep vein thrombosis, myocardial infarction and stroke.

“This new patent clearly demonstrates the novelty and productivity of Medicure’s medical chemistry program in developing novel drugs and expanding upon our strong library of proprietary drug candidates,” said Albert D. Friesen, PhD, Medicure’s President and CEO. “This addition to our patent portfolio represents another significant building block for our Company, as we continue to develop our product pipeline by creating new therapeutics based on MC-1’s scaffold, thus creating further value for our shareholders.”

The Company’s Drug Discovery Program is focused on advancing novel therapeutics to address unmet cardiovascular needs. Medicure has established capabilities in the areas of medicinal chemistry, cardiovascular physiology and drug screening. The objective is to create new therapeutics based on MC-1’s natural product scaffold whose structural architecture, or scaffold, has been established as safe and active, and provides a powerful guiding principle for development of novel drugs.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company’s lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company’s second product candidate, MC-4232, is being targeted for the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

This News Release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com